FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2010
10 May 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing Filing to voluntarily delist from NYSE released on  10 May 2010

British Sky Broadcasting announces filing to voluntarily delist from the NYSE

British Sky Broadcasting Group plc (LSE/NYSE: BSY) today announced its filing of a Form 25 with the U.S. Securities and Exchange Commission ("SEC") to voluntarily delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE"). The last trading day of the ADS on the NYSE is expected to be 19 May, 2010. The delisting will be effective on 20 May, 2010.

Following the delisting, it is expected that the Company's ADS will trade on the U.S. over-the counter market and will be quoted on the OTCQX platform. Quotes will be available on www.otcqx.com.

As announced on 30 April, 2010, following the effectiveness of the delisting from the NYSE, the Company intends to file a Form 15F with the SEC to terminate its registration and reporting obligations under the U.S. Securities Exchange Act of 1934.  The Company intends to file the Form 15F on or about 21 May, 2010.  By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or is denied by the SEC. The Company reserves the right to delay the filing of Form 15F or to withdraw it for any reason prior to its effectiveness.

The Company will continue to publish its annual reports and other financial communications, which will be available to U.S. ADR holders and other investors through the Company's website (www.sky.com/corporate).

Analysts & Investors:
Francesca Pierce :          020 7705 3337
Alison Dolan :                 020 7705 3623

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 10 May 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary